SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2.

(Amendment No.     )*

Under the Securities Exchange Act of 1934

Jammin Java Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

                                         470751108
(CUSIP Number)

                                          April 24, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 470751108

1	name of reporting person Mother Parkers Tea & Coffee Inc.
2	check the appropriate box if a member of a group (a) [ ] (b) [ ]
3	sec use only
4	citizenship or place of organization Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	sole voting power: 7,333,529
	6	shared voting power: 0
	7	sole dispositive power: 11,424,261*
	8	shared dispositive power: 0
9	aggregate amount beneficially owned by each reporting person 11,424,261*
10	check if the aggregate amount in row (9) excludes certain shares [ ]
11	percent of class represented by amount in row 9 9.99%*
12	type of reporting person CO

*Certain warrants held by the Reporting Person may not be exercised for shares of common stock of the Issuer to the extent that the holder or any of its affiliates would own more than 9.99% of the outstanding common stock of the Issuer after such exercise. (See Item 4)

CUSIP No. 470751108

1	name of reporting person Michael Higgins Holdings Ltd.
2	check the appropriate box if a member of a group (a) [ ] (b) [ ]
3	sec use only
4	citizenship or place of organization Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	sole voting power: 0*
	6	shared voting power: 0*
	7	sole dispositive power: 0*
	8	shared dispositive power: 0*
9	aggregate amount beneficially owned by each reporting person 0*
10	check if the aggregate amount in row (9) excludes certain shares [ ]
11	percent of class represented by amount in row 9 0*
12	type of reporting person HC

*Excludes shares owned by Mother Parkers Tea & Coffee Inc. (See Item 4)

CUSIP No. 470751108

1	name of reporting person Michael Higgins
2	check the appropriate box if a member of a group (a) [ ] (b) [ ]
3	sec use only
4	citizenship or place of organization Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	sole voting power: 0*
	6	shared voting power: 0*
	7	sole dispositive power: 0*
	8	shared dispositive power: 0*
9	aggregate amount beneficially owned by each reporting person 0*
10	check if the aggregate amount in row (9) excludes certain shares [ ]
11	percent of class represented by amount in row 9 0*
12	type of reporting person IN

*Excludes shares owned by Mother Parkers Tea & Coffee Inc. (See Item 4)

CUSIP No. 470751108

1	name of reporting person Paul Higgins Holdings Ltd.
2	check the appropriate box if a member of a group (a) [ ] (b) [ ]
3	sec use only
4	citizenship or place of organization Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	sole voting power: 0*
	6	shared voting power: 0*
	7	sole dispositive power: 0*
	8	shared dispositive power: 0*
9	aggregate amount beneficially owned by each reporting person 0*
10	check if the aggregate amount in row (9) excludes certain shares [ ]
11	percent of class represented by amount in row 9 0*
12	type of reporting person HC

*Excludes shares owned by Mother Parkers Tea & Coffee Inc. (See Item 4)

CUSIP No. 470751108

1	name of reporting person Paul Higgins, Jr.
2	check the appropriate box if a member of a group (a) [ ] (b) [ ]
3	sec use only
4	citizenship or place of organization Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	sole voting power: 0*
	6	shared voting power: 0*
	7	sole dispositive power: 0*
	8	shared dispositive power: 0*
9	aggregate amount beneficially owned by each reporting person 0*
10	check if the aggregate amount in row (9) excludes certain shares [ ]
11	percent of class represented by amount in row 9 0*
12	type of reporting person IN

*Excludes shares owned by Mother Parkers Tea & Coffee Inc. (See Item 4)

Item 1.
Item 1(a)	Name of Issuer:	Jammin Java Corp.
Item 1(b)	Address of Issuer’s Principal Executive Offices:	4730 Tejon St. Denver, Colorado 80211
Item 2.
Item 2(a) Name of Person Filing: • Mother Parkers Tea & Coffee Inc. (“Mother Parkers”) • Michael Higgins Holdings Ltd. • Paul Higgins Holdings Ltd. • Michael Higgins • Paul Higgins, Jr.

Item 2(b)   Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of Mother Parkers, Michael Higgins, Paul Higgins, Jr., Michael Higgins Holdings Ltd. and Paul Higgins Holdings Ltd. is:

2530 Stanfield Road
Mississauga, Ontario L4Y 1S4

Item 2(c)   Citizenship:
• Mother Parkers is an Ontario, Canada corporation.
• Michael Higgins Holdings Ltd. and Paul Higgins Holdings Ltd. are both Ontario, Canada limited companies.
• Michael Higgins and Paul Higgins, Jr. are both citizens of Canada.

Item 2(d)	Title of Class of Securities:	Common Stock
Item 2(e)	CUSIP Number:	470751108

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a) ☐	Broker or dealer registered under section 15 of the Act.
	(b) ☐	Bank as defined in section 3(a)(6) of the Act.
	(c) ☐	Insurance company as defined in section 3(a)(19) of the Act.
	(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940.
	(e) ☐	Investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
	(f) ☐	Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
	(g) ☐	Parent holding company or control person, in accordance with § 240.13d-1(b)(ii)(G).
	(h) ☐	Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i) ☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
	(j) ☐	Non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J)
	(k) ☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount Beneficially Owned:See item 9 of cover pages.
(b) Percent of Class: See item 11 of cover pages.
(c) Number of shares as to which such person has: See items 5-8 of cover pages.
(i) Sole power to vote or to direct the vote:
(ii) Shared power to vote or to direct the vote:
(iii) Sole power to dispose or to direct the disposition of:
(iv) Shared power to dispose or to direct the disposition:

On April 24, 2014, Jammin Java Corp. and Mother Parkers entered into a Subscription Agreement, pursuant to which Mother Parkers acquired 7,333,529 shares of common stock (the “Common Stock”).  Mother Parkers also acquired the right to obtain certain shares of Common Stock issuable upon exercise of a warrant to purchase 7,333,529 additional shares of common stock of Jammin Java Corp. pursuant to that certain Common Stock Purchase Warrant dated April 29, 2014 and effective April 24, 2014 (the “Warrant Agreement”). Pursuant to the terms of the Warrant Agreement, Mother Parkers may not exercise the warrant for shares of common stock that would result in Mother Parkers beneficially owning greater than 9.99% of the outstanding shares of common stock of Jammin Java Corp. following such exercise (the “Beneficial Ownership Limitation”).

Jammin Java Corp.’s Annual Report on Form 10-K for the year ended January 31, 2014 indicates that there were 114,356,971 Shares outstanding as of May 13, 2014.

Each of Michael Higgins Holdings Ltd., Paul Higgins Holdings Ltd, Michael Higgins and Paul Higgins Jr. disclaims beneficial ownership or control of any of the securities covered by this statement.  Michael Higgins Holdings Ltd., Paul Higgins Holdings Ltd, Michael Higgins and Paul Higgins Jr. directly own no shares of Jammin Java Corp.  However, by virtue of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Michael Higgins Holdings Ltd., Paul Higgins Holdings Ltd, Michael Higgins or Paul Higgins Jr. may be deemed to beneficially own or control the shares of Jammin Java Corp. that are beneficially owned by Mother Parkers.  Michael Higgins Holdings Ltd. and Paul Higgins Holdings Ltd. each own 50% of the equity and voting interests in Mother Parkers.  Michael Higgins owns 100% of the equity and voting interests in Michael Higgins Holdings Ltd.  Paul Higgins Jr. owns 100% of the equity and voting interests in Paul Higgins Holdings Ltd.  In addition, Michael Higgins and Paul Higgins Jr. are Co-Chief Executive Officers of Mother Parkers Tea &  Coffee Inc.

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:[]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person N/A
Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Michael Higgins Holdings Ltd. and Paul Higgins Holdings Ltd. each own 50% of the equity interests in Mother Parkers.

Item 8.	Identification and Classification of Members of the Group N/A
Item 9.	Notice of Dissolution of Group N/A
Item 10.

Certifications

By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:           June 2, 2014

Mother Parkers Tea & Coffee Inc.

By:           /s/ Michael Higgins
Name:
Title:

Michael Higgins Holdings Ltd.

By:           /s/ Michael Higgins
Name:
Title:

Paul Higgins Holdings Ltd.

By:           /s/ Paul Higgins, Jr.
Name:
Title:

_/s/ Michael Higgins
Michael Higgins

_/s/ Paul Higgins, Jr.
Paul Higgins, Jr.

EXHIBIT INDEX TO SCHEDULE 13G

EXHIBIT 1

Joint Filing Agreement among Michael Higgins Holdings Ltd., Paul Higgins Holdings Ltd., Michael Higgins and Paul Higgins, Jr.

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, entered into and effective as of the date first set forth below, is made by and among Mother Parkers Tea & Coffee Inc., an Ontario, Canada corporation, Michael Higgins Holdings Ltd., a Canadian limited company, Paul Higgins Holdings Ltd., a Canadian limited company, Michael Higgins, an individual and Paul Higgins, Jr., an individual, pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Each of the filers hereby acknowledges and agrees that the foregoing statement on Schedule 13G is filed on behalf of each of the filers and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the filers without the necessity of filing additional joint filing agreements. Each filer acknowledges that such filer shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning such filer contained therein, but shall not be responsible for the completeness and accuracy of the information concerning any of the other filers, except to the extent that such filer knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

This Joint Filing Agreement may be terminated by any of the filers upon written notice to the other filers.

Dated:           June 2, 2014

Mother Parkers Tea & Coffee Inc.

By:           /s/ Michael Higgins
Name:
Title:

Michael Higgins Holdings Ltd.

By:           /s/ Michael Higgins
Name:
Title:

Paul Higgins Holdings Ltd.

By:           _/s/ Paul Higgins, Jr.
Name:
Title:

___/s/ Michael Higgins______
Michael Higgins

__/s/ Paul Higgins, Jr.______
Paul Higgins